© Copyright 2025 Endava

Investor presentation Q1 FY2026

© Copyright 2025 Endava Disclaimer This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation, other than statements of historical facts, are forward-looking statements. The words “believe,” “estimate,” “expect,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our business strategy and our plans and objectives for future operations, the benefits of the DavaFlow delivery framework, our estimated addressable market, our assumptions regarding industry trends, potential technological disruptions, and client demand for our services. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our ability to achieve its revenue growth goals including as a result of a slower conversion of its pipeline; our expectations of future operating results or financial performance; our ability to accurately forecast and achieve its announced guidance; our ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; our ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilisation rates to support its gross margin; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of our addressable market and market trends; our ability to adapt to technological change and industry trends and innovate solutions for its clients; our plans for growth and future operations, including its ability to manage its growth; our ability to effectively manage its international operations, including our exposure to foreign currency exchange rate fluctuations; our future financial performance; the impact of unstable market, economic and global conditions, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended June 30, 2025 filed with the SEC on September 4, 2025 and in other filings that we make from time to time with the SEC. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business. This presentation includes non-IFRS financial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with IFRS. The non-IFRS measures as defined by us may not be comparable to similar non- IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the IFRS to Non-IFRS Reconciliation section for a reconciliation of these non- IFRS financial measures to the most directly comparable IFRS financial measures. 3

Technology is our how. And people are our why. A new wave of AI-driven digital transformation is underway, and businesses must embrace a more digital core that enables the real-time usage of data to support the rapid and efficient delivery of new initiatives. At Endava, we’ve partnered with our customers over the last two decades to drive their digital agenda and we have upgraded our capabilities to align with their emerging needs. We combine our engineering heritage, digital transformation expertise and deep industry knowledge with new core modernisation capabilities to support our customers on their transformation journey. These enhanced capabilities provide the transparency and predictability needed to confidently shape the future and harness the leading technologies of tomorrow.

5 Opportunity & Approach 01

© Copyright 2025 Endava For over 25 years we’ve been helping our customers transform people’s lives through technology. Businesses use us as a trusted partner to help them leverage the latest ideas to modernise their business and digitally transform their interactions with their customers.

Core modernisation by Endava

For many organisations, digitisation over the last decade has focused on 'building around the edges' as IT teams focused on enhancing customer experiences and integration layers as opposed to core systems.

Advancements in embedded technologies, APIs, and now AI have made it necessary for organisations to modernise their Core Enterprise Systems to take full advantage of new table-stakes technologies.


Digital Transformation
Digital Experiences
Orchestration
Systems Integration
Reporting
Multicloud Config
Core Enterprise Systems
Core modernisation
API Enablement
Data Integration & AI
Core modernisation

Modernising technology stacks helps our customers keep pace with the speed of technological change, by quickly embracing AI and fully integrating it into their business.

© Copyright 2025 Endava

Core modernisation by Endava

Decades of collaboration with our clients and analysing their real-world challenges, has resulted in the creation of a distinct approach to Core modernisation. The patented approach delivers an accurate and efficient end-to-end system transformation, through automated data-driven decision making and execution.

25+ years of experience

100'S of successful projects

300+ Systems assessed

500+ million lines of code analysed

Core Modernisation Approach by Endava

Patented Automation

Data-driven, patented solutions that automate labor-intensive tasks

Services

A full spectrum of transformative platform-driven services

Playbooks

Mature playbooks enable swift deployment and de-risk transformation

Experts

11,000+ team members and core industry experts

Data led approach

Data as the driver for transformation

Leveraging existing assets

Source code, schema, log files, config files, etc.

Re-engineering current tech

Both technology and processes

Comprehensive transformation

Provides increased agility across the enterprise

© Copyright 2025 Endava

© Copyright 2025 Endava We enable change. We are a leading provider of next-generation technology services, dedicated to helping our customers drive real impact and meaningful change. For over two decades, we have been honing our digital transformation approach that now serves as our cornerstone for navigating the new AI-driven era. Our focus is on enhancing our customers’ systems and utilising innovative technologies to create modern value propositions that fuel their competitive edge in the market. This is achieved through our multi-disciplinary teams, who bring together decades of expertise, creativity and delivery at scale to support our clients in reaching their goals. We empower people to engage with innovative technologies and achieve transformational results. 9

© Copyright 2025 Endava Next-gen Tech Core Modernisation Strategy Customer-centric Engineering Agile Automation Data Integration & AI Traditional IT Services Business & Tech Consultants Digital Agencies We are a pure play next-gen technology company 10

We solve complex problems

Define vision & strategy • Increase speed to market • Reduce cost • Drive efficiency • Grow revenue • AI enablement by building on...

Chronos · Ray · Dash · Infra · Maps · Morpheus · Compass

Core modernisation · Strategy · Cloud · Cyber security · Quantum · AI
Embedded · Google Cloud Platform · Sustainability · Physical Computing

Managed Services · Software Engineering · Testing
Cyber Security · Design · DevSecOps · Data


Accelerators
Dava.X
Capabilities

© Copyright 2024 Endava • Confidential and Proprietary • Version 1.0

© Copyright 2025 Endava We serve a large addressable market. $4.0T 16.2% Five-year CAGR for digital transformation investments IDC Worldwide Digital Transformation Spending Guide, May 2024 update. 2027 15

© Copyright 2025 Endava (1.6%) Employee decrease Q1FY25 to Q1FY26 11,636 Global employees as of Sep 30, 2025 37% Women in total staff as of Sep 30, 2025 Our people are at the heart of who we are and drive our success as a business. We enable Endavans to be the best they can be so that we can deliver the highest caliber of results for our customers. Western Europe & EU 45% Europe Non-EU 18% North America 6% Latin America 11% APAC & Middle East 20% Endavans 16 Endavans by geography FY21 FY22 FY23 FY24 FY25 Q1FY25 Q1FY26 Western Europe 493 602 659 562 489 524 489 Central Europe - EU Countries 4,469 6,093 5,693 4,904 4,658 4,721 4,763 4,962 6,695 6,352 5,466 5,147 5,245 5,252 Central Europe - Non-EU Countries 2,361 2,842 2,689 2,346 2,100 2,295 2,065 Latin America 1,244 1,927 1,661 1,357 1,289 1,336 1,259 North America 311 348 324 807 698 810 659 APAC 5 38 1,032 2,101 2,237 2,126 2,388 Middle East 3 5 8 8 9 13 8,883 11,853 12,063 12,085 11,479 11,821 11,636 Q1 FY26 Endavans by Region

72 cities, 32 countries European Union Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, Netherlands, Poland, Romania, Slovenia, Spain and Sweden Europe - Non-EU Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom North America Canada and the United States Latin America Argentina, Brazil, Colombia, Mexico and Uruguay Asia Pacific Australia, India, Malaysia, Singapore and Vietnam Middle East Saudi Arabia, United Arab Emirates Endava around the world 17

History of Endava



Headcount
60
240
1,000
2,000
5,000
11,636
Q1 FY26
Founded in
2000
2026
Concise
UK,
IT Consultancy
Compudava
Moldova,
Nearshore
Location
Alpheus
Germany,
Consulting
Business
Nickelfish
USA,
Digital, UX &
Strategy firm
Velocity Partners
USA & LATAM,
NA Sales &
LATAM Delivery
Exozet
Germany,
Digital Agency
FIVE
USA, Croatia,
Digital Agency
Lexicon
Australia,
Tech Consulting,
Design & Engineering
DEK
Australia, Sweden,
Vietnam,
Software Solutions
GalaxE
USA, India
IT and Business
Solutions
PS Tech
Serbia,
Agile Delivery
ISDC
Netherlands
& CE,
Agile Delivery
Intuitus
UK,
IT Consultancy
Private Equity
Comtrade
Digital Services
Adriatic Region,
Software Engin.
Services
Levvel
USA,
Tech Strategy
Consulting &
Engineering
Mudbath
Australia,
Tech Strategy,
Design &
Engineering
TLM
USA,
Gaming
Services
Expand
to CE
Expand
to USA
Expand
to LATAM
IPO NYSE
July 2018
Founded in
2000
2026

© Copyright 2025 Endava

18

© Copyright 2025 Endava Significant Upcoming AI Trends The Present Near Term <2 Years Mid Term 2-5 Years Long Term 5+ Years Agentic AI and Semi-Autonomous Multimodal (Gen) AI AI-Ready Data AI-Native Software Engineering World Models Our current AI tools struggle to truly grapple with the complexity of our world using our current data models, which rely on predefined labels. The goal of world models is to capture the vast number of multi-modal variables that underpin an environment and condense them into an abstract representation, allowing for accurate predictions of the future, including their impact. With these, our AI tools’ accuracy and utility value are expected to radically increase.

© Copyright 2025 Endava 20 Our p eople and communities / We enable our people to be the best they can be by creating learning and development opportunities, fostering an inclusive work environment and making sure everyone is connected to our culture. We also aim to make a positive difference in our communities by supporting impactful projects. brings our sustainability mission to life Operating responsibly / We are committed to acting ethically and with the highest levels of integrity and to safeguarding data privacy and security by aligning with industry best practices. Environmental impact / We care about our impact on the world and follow sound environmental practices to reduce our environmental footprint. Accelerating innovation / We are committed to driving innovation and delivering transformative digital solutions that support our clients in achieving real impact and enable the sustainable growth of our organisation. We focus on embedding AI in our operations, working closely with technology partners and reinforcing our customer-centric approach.

21 Financials02

© Copyright 2025 Endava 195.1 178.2 446.3 654.8 794.7 740.8 772.3 FY21 FY22 FY23 FY24 FY25 3M FY25 3M FY26 FY21-FY25 CAGR 14.7% Over the last five fiscal years, 90.7% of our revenue each fiscal year, on average, came from customers who purchased services from us during the prior fiscal year. -8.6% Q1 YOY Revenue (£m) Q1 Revenue Sep 30 Sep 30 22

© Copyright 2025 Endava 4.2 (8.5) 54.4 102.4 114.2 27.0 24.1 FY21 FY22 FY23 FY24 FY25 3M FY25 3M FY26 Profit / (Loss) before tax (£m) Profitability Sep 30 Sep 30 Margin 19.2 9.9 92.1 138.3 164.2 83.0 82.1 FY21 FY22 FY23 FY24 FY25 3M FY25 3M FY26 Adjusted profit before tax (£m)* Q1 Sep 30 Sep 30 Margin * See page 29 for reconciliation of IFRS to Non-IFRS metrics 23 Q1

© Copyright 2025 Endava 35% 34% 33% 32% 36% 36% 36% FY21 FY22 FY23 FY24 FY25 Q1 FY25 Q1 FY26 85 134 146 146 133 147 133 615 732 711 695 619 667 602 FY21 FY22 FY23 FY24 FY25 Q1FY25 Q1FY26 Total no. of clients and with revenue > £1m* Sep 30 Sep 30Sep 30 Sep 30 Top 10 clients (% of total revenue) Client Relationships 24 *Calculated on a 12-month rolling basis.

Clients Spend

Top 10 clients - average spend (£000s)



15,590
22,150
26,030
24,050
27,940
7,080
6,380
FY21
FY22
FY23
FY24
FY25
Q1 FY25
Q1 FY26
Sep 30
Sep 30

Remaining clients - average spend (£000s)



697
841
905
794
836
289
278
FY21
FY22
FY23
FY24
FY25
Q1 FY25
Q1 FY26
Sep 30
Sep 30

© Copyright 2025 Endava

25

© Copyright 2025 Endava 42% 41% 39% 33% 33% 31% 28% 24% 21% 23% 26% 23% 25% 24% 31% 35% 32% 33% 38% 39% 42% 3% 3% 6% 8% 6% 5% 6% RoW N. America Europe UK * Other includes consumer products, natural resources, services, and retail verticals Payments 17% Banking & Capital Markets 22% Insurance 9% Technology, Media & Telecom 17% Mobility 9% Healthcare 12% Other* 14% Geography & Industry verticals Q1 FY26 Revenue by Vertical FY21 Sep 30 Q1 FY25 Q1 FY26FY22 FY23 FY24 FY25 Sep 30 Revenue by Region 26

© Copyright 2025 Endava 1.1 3.0 5.2 13.7 13.5 5.1 4.4 FY21 FY22 FY23 FY24 FY25 3M FY25 3M FY26 Capital expenditures (£m) CAPEX & Adjusted FCF Sep 30 Sep 30 % of Revenue 3.5 9.2 82.7 107.2 111.5 58.4 48.7 FY21 FY22 FY23 FY24 FY25 3M FY25 3M FY26 Adjusted free cash flow (£m)* Q1 Sep 30 Sep 30 * See page 29 for reconciliation of IFRS to Non-IFRS metrics % of Revenue 27 Q1

28 Appendix03

IFRS to Non-IFRS reconciliation

	2021	2022	2023	2024	2025	THREE MONTHS ENDED SEPTEMBER 30 2024	THREE MONTHS ENDED SEPTEMBER 30 2025
Reconciliation of Revenue Growth / (Decline) at Constant Currency to Revenue Growth / (Decline) as Reported under IFRS							
Revenue Growth / (Decline) as Reported under IFRS	27.2 %	46.7 %	21.4 %	(6.8)%	4.3 %	3.5 %	(8.6)%
Impact of foreign exchange rate fluctuations	2.4 %	0.9 %	(4.8)%	2.3 %	2.0 %	1.7 %	1.3 %
Revenue Growth / (Decline) at Constant Currency Including Worldpay Captive	**29.6 %**	**47.6 %**	**16.6 %**	**(4.5)%**	**6.3 %**	**5.2 %**	**(7.3)%**
Impact of Worldpay Captive	0.8 %	—	—	—	—	—	—
Proforma Revenue Growth / (Decline) Rate at Constant Currency Excluding Worldpay Captive	**30.4 %**	**47.6 %**	**16.6 %**	**(4.5)%**	**6.3 %**	**5.2 %**	**(7.3)%**
Revenue	446,298	654,757	794,733	740,756	772,255	195,052	178,187
Reconciliation of Adjusted Profit Before Tax and Adjusted Profit for the Period							
£ in 000s							
Profit / (Loss) before Tax	54,368	102,379	114,163	26,980	24,113	4,213	(8,472)
Adjustments:							
Share based compensation expense	24,427	35,005	31,058	34,678	32,045	11,021	7,680
Amortization of acquired intangible assets	6,725	10,823	12,270	14,980	21,577	6,146	5,021
Foreign currency exchange (gains) / losses, net	6,546	(9,944)	10,729	2,233	3,727	(846)	3,548
Restructuring costs	—	—	6,588	11,645	6,539	—	2,438
Exceptional property charges	—	—	—	1,925	—	—	—
Fair value movement of contingent consideration	—	—	(10,613)	(9,486)	(5,880)	(1,302)	(363)
Total Adjustments	**37,698**	**35,884**	**50,032**	**55,975**	**58,008**	**15,019**	**18,324**
Adjusted Profit Before Tax	**92,066**	**138,263**	**164,195**	**82,955**	**82,121**	**19,232**	**9,852**
Adjusted Profit Before Tax as a percentage of Revenue	**20.6 %**	**21.1 %**	**20.7 %**	**11.2 %**	**10.6 %**	**9.9 %**	**5.5 %**
Profit / (Loss) for the Period	43,450	83,093	94,163	17,122	21,212	2,247	(8,157)
Adjustments:							
Adjustments to profit before tax	37,698	35,884	50,032	55,975	58,008	15,019	18,324
Release of Romanian withholding tax					(3,800)	—	—
Tax impact of adjustments	(7,241)	(6,933)	(11,829)	(7,109)	(8,806)	(2,171)	(2,245)
Adjusted Profit for the Period	**73,907**	**112,044**	**132,366**	**65,988**	**66,614**	**15,095**	**7,922**
Reconciliation of Net Cash from Operating Activities to Adjusted Free Cash Flow							
Net Cash from Operating Activities	87,668	120,719	124,518	54,392	52,773	4,374	12,252
Adjustments:							
Grant received	228	139	494	707	274	274	—
Net purchases of non-current assets (tangibles and intangibles)	(5,236)	(13,695)	(13,487)	(5,140)	(4,364)	(1,099)	(3,043)
Settlement of COC bonuses on acquisition	—	—	—	8,442	—	—	—
Adjusted Free Cash Flow	**82,660**	**107,163**	**111,525**	**58,401**	**48,683**	**3,549**	**9,209**
Adjusted Free Cash Flow as a percentage of Revenue	**18.5 %**	**16.4 %**	**14.0 %**	**7.9 %**	**6.3 %**	**1.8 %**	**5.2 %**

© Copyright 2025 Endava

29

© Copyright 2025 Endava